Exhibit 99.1

U-BX Technology Ltd. Announces Effective Date of Reverse Stock Split

NEW YORK, May 18, 2026 (GLOBE NEWSWIRE) -- U-BX Technology Ltd. (the “Company” or “U-BX”) (NASDAQ:UBXG), a leading company providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers, today announced that it has resolved to effect a reverse stock split of the Company’s class A ordinary shares and class B ordinary shares and has determined the ratio to be 1-for-25. At the Company’s annual meeting of shareholders held on November 4, 2025, the Company’s shareholders approved a reverse stock split at a ratio of not less than 1-for-2 and not more than 1-for-250 and granted the Company’s Board of Directors the authority to determine the exact split ratio. On May 12, 2026, the Company’s Board of Directors determined the ratio to be 1-for-25. U-BX’s class A ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split on May 22, 2026 under the existing ticker symbol “UBXG”. The new CUSIP number of the Company’s class A ordinary shares will be G9161K120.

When the reverse stock split is effective, every thirty shares of the Company’s class A ordinary shares, par value at $0.0016 per share issued and outstanding as of the effective date will be automatically combined into one class A ordinary shares, par value at $0.04 per share, and every thirty shares of the Company’s class B ordinary shares, par value at $0.0016 per share issued and outstanding as of the effective date will be automatically combined into one class B ordinary shares, par value at $0.04 per share. This will reduce the number of outstanding class A ordinary shares of U-BX from approximately 37.79 million to approximately 1.51 million and the number of outstanding class B ordinary shares of U-BX from approximately 7.66 million to approximately 0.31 million.

No fractional shares will be issued in connection with the reverse stock split. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive one full share.

Additional information concerning the reverse stock split can be found in U-BX’s notice of annual general meeting filed with the Securities and Exchange Commission on November 6, 2025.

About U-BX Technology Ltd.

Headquartered in Beijing, U-BX Technology Ltd. is a provider of insurance technology in China. The Company focuses on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s services and products primarily include: 1) Digital promotion services. The Company helps institutional clients boost their social media visibility and generate revenue through consumer engagement and client promotions. 2) Risk assessment services. The Company has developed a unique algorithm named “Magic Mirror” that calculates payout risks for auto insurance coverage based on vehicle information. Insurance carriers purchase the personalized risk reports generated by the algorithm. Magic Mirror utilizes AI and optical character recognition technology to produce detailed risk assessments, including accident likelihood, potential claims, and estimated settlement amounts. and 3) Value-added bundled benefits to insurance carriers. The benefits packages include auto maintenance services, auto value added services, vehicle moving notification services etc. For more information, please visit: https://www.u-bx.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

U-BX Technology Ltd.

Investor Relations Department

ir@u-bx.com